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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)



                               LYNCH CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, no par value
________________________________________________________________________________
                        (Title of Class of Securities)


                                  551137 10 2
        _______________________________________________________________
                                (CUSIP Number)

                   Barbara Ritzenthaler, 7A W. Jackson Ave.,
                     Naperville, IL 60540; (630) 357-4222
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    7/3/97
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                     [_]

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 551137 10 2                                   PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      BARBARA RITZENTHALER

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4    00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    UNITED STATES

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          72,348
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             ---
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         72,348
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          ---
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          72,348
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.1%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 551137 10 2              SCHEDULE 13D                PAGE 3 OF 5 PAGES


     This Amendment No. 3 amends the Schedule 13D (Amendment No. 2) filed by Barbara Ritzenthaler on or about January 8, 1997 to report the subsequent sale or transfer of 15,200 shares of Common Stock, no par value, of Lynch Corporation, previously reported as being beneficially owned by her.

Item 1.    Security and Issuer.

     This Schedule 13D, as amended, relates to shares of Common Stock, no par value ("Lynch Common Stock"), of Lynch Corporation ("Lynch"). The principal executive offices of Lynch are located at 8 Sound Shore Drive, Suite 290, Greenwich, CT 06830

Item 2.    Identity and Background.

(a)  Name:  Barbara Ritzenthaler

(b)  Business Address:  7A West Jackson Avenue
                        Naperville, IL 60540

(c)  Present Principal Occupation:  Private Investor

(d)  Convictions:

           During the last five years, Barbara Ritzenthaler has not been convicted in a criminal proceeding.

(e)  Legal Proceedings:

           During the last five years, Barbara Ritzenthaler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  United States

Item 3.    Source and Amount of Funds or Other Consideration.

     The information set forth in Item 4 is incorporated herein by reference.

Item 4.    Purpose of Transaction.

           Bruce Ritzenthaler purchased Lynch Common Stock and Convertible Debentures of the Company for cash as previously reported on Schedule 13D and subsequent amendments thereto filed by him on and after August 1, 1990. By order entered November 9, 1995 in the Circuit Court of the 18th Judicial Circuit, DuPage


















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CUSIP NO. 551137 10 2            SCHEDULE 13D                  PAGE 4 OF 5 PAGES


County, Illinois, Barbara Ritzenthaler, wife of Bruce Ritzenthaler, was appointed his Guardian. Bruce Ritzenthaler died intestate on April 4, 1996. Barbara Ritzenthaler is the administrator of his estate.

      Depending on market conditions and other factors that Barbara Ritzenthaler deems material she may, on behalf of the Estate of Bruce Ritzenthaler or for herself, purchase additional shares of Lynch Common Stock in the open market or in private transactions or may dispose of all or a portion of such Lynch Common Stock that she or the Estate of Bruce Ritzenthaler now owns or hereafter may acquire.

      Except as set forth in this Item 4, Barbara Ritzenthaler has no present plans or proposals that relate to or that would result in any of the actions specified in the clauses set forth under Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Lynch Common Stock which Barbara Ritzenthaler owns beneficially pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, is 72,348, constituting approximately 5.1% of the 1,416,834 shares of Lynch Common Stock reported by Lynch as being outstanding as of May 1, 1997.

(b) Barbara Ritzenthaler has sole power to vote or direct the vote and to dispose or to direct the disposition of all shares of Lynch Common Stock beneficially owned by her or the Estate of Bruce Ritzenthaler.

(c) From January 9, 1997 through July 10, 1997 Barbara Ritzenthaler sold or transferred 15,200 shares of Lynch Common Stock. On July 3, 1997 Barbara Ritzenthaler transferred 2,000 shares of Lynch Common Stock to a third party as a gift. No other transactions in Lynch Common Stock have been entered into by Barbara Ritzenthaler during the 60 days prior to the date of this Amendment No. 3.

(d)  Not applicable.

(e)  Not applicable.


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CUSIP NO. 551137 10 2            SCHEDULE 13D                 PAGE 5 OF 5 PAGES


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      None.

Item 7.  Material to be filed as Exhibits.

      None.



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated:  July 10, 1997

                                       /s/ Barbara Ritzenthaler
                                           --------------------
                                           Barbara Ritzenthaler